FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                04 January 2006


                               File no. 0-17630


                            CRH - Trading Statement



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Trading Statement


     N     E     W     S            R     E     L     E     A     S     E


                                                                  4 January 2006


                    FULL YEAR 2005 TRADING UPDATE STATEMENT


CRH plc, the international building materials group, today issues this trading statement for the year ended 31 December 2005. The Preliminary Results for 2005, which will be the Group's first set of full-year results reported in accordance with International Financial Reporting Standards (IFRS), are due to be announced on Tuesday 7 March 2006.



Overview

CRH performed strongly in 2005 and full year profit before tax is expected to exceed euro 1.25 billion, (2004 euro 1.10 billion, also on an IFRS basis).

First half activity benefited from strong organic growth in our American operations and this, combined with incremental contributions from 2004 and 2005 acquisitions resulted in a euro 64 million increase in profit before tax to euro 383 million (2004: euro 319 million), despite the impact of generally subdued markets and adverse weather in our European businesses.

In the second half, our American operations have coped well with higher energy costs and some moderation in construction growth while European markets, particularly for our Materials activities, have seen improved trading patterns. Against this backdrop, profit before tax in the seasonally more significant second half of the year is expected to show an advance of the order of euro 90 million over the 2004 outcome of euro 785 million.

The average 2005 US $/euro exchange rate of 1.2438 showed little change compared with 2004 (1.2439).



Europe Materials

In Ireland , continuing strength in residential construction, recovery in commercial and industrial and ongoing investment in infrastructure has resulted in good overall volume increases. After a flat first half, our activities in Finland and the Baltic states picked up steadily through the second half of the year. Demand in our Polish operations also strengthened during the second half and our cement volumes which had registered a 17% first half decline, ended the year broadly in line with full year 2004 volumes. In Switzerland , our cement volumes finished ahead of 2004 levels helped by stronger than anticipated demand from the final phase of the major Loetschberg tunnel project. The Spanish market remained strong throughout the year. Secil, the Portuguese cement, concrete products and aggregates producer in which CRH acquired a 49% stake in June 2004, had a positive first half but saw some softening in demand as the year progressed.

With a strong first half incremental acquisition impact due to the inclusion of CRH's share of Secil's results for January to May and with more positive second-half trading, full year operating profit from this Division is expected to show a satisfactory improvement on the 2004 level.



Europe Products

Our Products operations faced generally subdued markets and trading conditions throughout 2005.

In Concrete Products, our architectural operations (pavers, tiles and blocks) were impacted by poor early weather and generally weak demand in the Benelux, Germany and the UK partly offset by benefits from 2004 and 2005 acquisitions. However, structural operations (floor & wall elements, beams, vaults and drainage products) performed well, helped by good demand in Belgium and Denmark and an improved performance in France, resulting in higher profits for our concrete operations overall. Stradal, the leading French landscaping and infrastructural products business, acquired in August, performed in line with expectations for the second half of 2005.

In Clay Products, UK demand weakened steadily as the year progressed and brick industry volumes declined. Energy prices increased significantly, particularly towards the end of the year. Nevertheless, Ibstock profits are expected to show only a modest decline supported by strong pricing, improved factory and energy efficiency and good cost control. In Mainland Europe, the impact of lower volumes in Germany and Poland was offset by better pricing and productivity.

Our Insulation operations, which suffered from severe volatility in energy-related input costs in the first half of the year, made good progress with restructuring initiatives and delivered a more stable second half performance. In Building Products, robust performances in Construction Accessories and Fencing & Security more than offset difficult conditions in Daylight & Ventilation's German businesses.

With a tough trading backdrop, full year operating profit from our Products activities is expected to be lower than in 2004.



Europe Distribution

DIY: In a slow moving Benelux market with reduced consumer confidence, our DIY business performed well, although profits were somewhat below a record 2004. Our DIY joint venture in Portugal made good progress with an active programme of new store openings.

Builders Merchants: After a weather-affected first half, underlying sales and profits in our Dutch and French businesses picked up through the second half while our Swiss businesses continued to build on the progress achieved in the first six months. The acquisition of Quester in Austria was completed in mid-October and its post-acquisition performance, while satisfactory, will have only minimal impact on the 2005 outcome.

Overall, operating profit in Europe Distribution is expected to be similar to 2004 levels.



Americas Materials

The Americas Materials Division had significant success in recovering higher energy costs with strong price improvements across its operations. Highway markets were generally favourable; however, the strong product price increases somewhat constrained the volume of asphalt paving work available in the final quarter as most roadwork is tied to relatively fixed budgets at State, municipal and local level. Housing demand was strong throughout the year and non-residential construction continued to improve.

Our New York/New Jersey operations enjoyed strong demand in the metropolitan New York region while trading in Upstate New York was similar to 2004. In New England, better trading in New Hampshire and Vermont was partially offset by declines in Maine and Connecticut where price increases failed to recover sharply higher energy costs. The Central region advanced with strong performances in Ohio and West Virginia . Michigan saw some improvement although our primary highway market remained depressed. As expected, Mountain Companies which was acquired in late October had only modest impact on overall profitability in the year. The West region experienced the strongest demand with particularly buoyant markets in Utah and Idaho . While cement shortages hampered our readymixed concrete operations in some western markets, especially in the second half, the profit impact was limited.

As expected, the sharp rise in energy costs in the third quarter absorbed a greater proportion of the pricing benefits than in the first half of the year. Nevertheless, the Division expects to report higher full year operating profit and an improved margin compared with 2004.



Americas Products

After a very strong first half, the pace of advance for Americas Products moderated somewhat over the second half of the year. However, overall demand remained broadly positive with continuing strong housing demand and on-going recovery in non-residential markets. These favourable conditions, combined with modest recovery in telecommunications construction, effective cost control and disciplined pricing resulted in significant profit and margin improvements in our Precast operations. Our Architectural Products group (APG) experienced slower second-half demand in its repair, maintenance and improvement markets while the strong first half profit advance at its Glen-Gery brick operation was somewhat eroded by higher second-half energy costs. Despite this, APG made good progress for the year as a whole. The Glass Group achieved another year of strong organic sales and profit growth helped by a shift in mix towards higher-value insulated and fabricated products.

The Division expects to deliver a good improvement in full year operating profit and margin.



Americas Distribution

As in the latter months of 2004, our Distribution operations benefited substantially in the first half of 2005 from significant repair work in Florida in the aftermath of the devastating 2004 hurricanes. This additional Florida demand moderated through the second half of 2005 and the late 2004 gains arising from steep price increases for many of the products handled by these businesses were not repeated. Despite the tougher second half comparatives our Distribution operations delivered further organic growth and benefited from good acquisition contributions.

Full year operating profit from this Division is expected to show a strong advance with a further healthy improvement in overall operating margin.



Development

After a quiet first half which saw development initiatives of approximately euro
0.2 billion, activity picked up significantly in the second half of the year, resulting in full year development activity of approximately euro 1.45 billion. This includes the purchase by the Americas Materials Division of the Mountain Companies and Southern Minnesota Construction announced in November, the Europe Materials Division's 26.3% equity investment in Corporacion Uniland announced just before year-end, the 24 small to medium-sized transactions announced in our first half Development Strategy Update released in July, together with a further 31 transactions announced in the second half Development Strategy Update released in conjunction with this trading statement. Today's development announcement also includes 3 large capital projects to expand capacity and meet growing customer demand.



Financial

While cash generation has remained strong, development activity and rising interest rates are expected to result in a higher full year interest charge compared with 2004. However, with improved profitability, EBITDA/net interest cover for the year is expected to be similar to last year's level and the Group remains exceptionally well positioned to avail of attractive acquisition opportunities as they arise across its operations.



Outlook

CRH has again performed strongly in 2005 with significant full year organic growth and a good incremental contribution from acquisitions leading to new record profit levels. Our operations responded well to the challenge of higher energy costs during 2005 and ongoing recovery of these through price improvements and efficiency measures remains a priority for the year ahead.

The current outlook for our business is on the whole positive, with signs of pick-up in the Dutch economy, US highway markets underpinned by the passage of a new Highway Bill, and a backdrop of substantial second half 2005 acquisition activity. With a continuing focus on operational effectiveness and the delivery of value enhancing acquisitions, we look to 2006 with confidence.



This trading statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this trading update and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8.00am GMT on 4 January 2006 to discuss this statement and the Development Strategy Update. The dial-in-number is +44 20 7162 0025. A recording of the conference call will be available from 10.00am GMT on 4 January 2006 by dialling +44 20 7031 4064. The security code for the replay will be 687613.



Contact CRH at Dublin 404 1000 (+353 1 404 1000)



Liam O'Mahony                 Chief Executive

Myles Lee                     Finance Director

Eimear O'Flynn                Head of Investor Relations

Maeve Carton                  Group Controller



       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                          Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  04 January 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director